TROUTMAN SANDERS LLP

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Thomas M. Rose	Direct Dial: 757-687-7715
Thomas.Rose@troutmansanders.com	Direct Fax: 757-687-1529

August 11, 2006

Mr. Owen Pinkerton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Carbiz, Inc. (“Carbiz” or the “Company”)
Registration Statement on Form SB-2
Amendment No. 3 filed August 11, 2006
Registration No. 333-129408

Dear Mr. Pinkerton:

          On behalf of Carbiz, set forth herein are Carbiz’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 18, 2006, with respect to Amendment No. 2 to the Form SB-2 filed with the Commission on June 30, 2006. Attached hereto as Exhibit A, is a clean version of the updated Amendment No. 3 to the Form SB-2 (the “Form SB-2 Amendment”).

          Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from Amendment No. 2 to the Form SB-2 as previously filed with the Commission.

          All responses provided herein are based solely on information provided by the Carbiz.

          For your convenience, we have reprinted the Staff’s written comments below prior to Carbiz’s responses.

SEC COMMENT:

COVER PAGE

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH
RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 11, 2006

1.

We have reviewed your response to prior comment 1, and we re-issue the comment. It appears that your shares will not immediately be quoted on the Over-the-Counter Bulletin Board following effectiveness of the registration statement. If true, you must include a price at which selling stockholders could sell their shares prior to your obtaining quotation on the OTC Bulletin Board. In addition, this price should be translated into U.S. dollars. You may include language indicating that, once your shares are quoted on the OTC Bulletin Board, shares may be sold at market prices or at privately negotiated prices.

CARBIZ’S RESPONSE:

As requested, Carbiz has inserted a price translated into U.S. dollars at which selling shareholders may sell their common shares prior to such shares being quoted on the Over-The-Counter Bulletin Board. As we discussed, this price will be the closing price for Carbiz’s common shares on the TSX Venture Exchange the day immediately prior to the Form SB-2 being declared effective by the Commission.

***

          Thank you for your assistance in this matter. Carbiz welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose

cc:	Charito Mittelman, U.S. Securities and Exchange Commission Scott Reeves, TingleMerrett LLP
Carl Ritter, Carbiz Inc.